June 29, 2005

MAIL STOP 4-6

Jeffrey Werbitt
Securities and Exchange Commission
450 Fifth Street NW
Washington, DC 20549

Re:	SoftBrands, Inc.
Form 10 filed January 14, 2005, as amended by Form 10/A filed March 15, 2005 and Form 10/A2 filed May 6, 2005;
Form 10-Q filed March 15, 2005 for the period ended December 31, 2004, as amended by Form 10-Q/A filed March 17, 2005 and Form 10-Q/A2 filed May 6, 2005
(File No. 0-51118)

Dear Mr. Werbitt:

This letter is to confirm the typographical error contained in our response dated June 24, 2005, to your letter dated June 23, 2005 relating to the above filings.  In our response to your comment three, relating to the adequacy of our disclosure controls and procedures, we noted the adequacy of those controls and procedures for the year ended September 30, 2004, when you had intended to require a statement for the period ended December 31, 2004.   This letter is to confirm that the disclosure controls and procedures of SoftBrands, Inc. were effective, as defined in paragraph (e) of Rules 13a-15 and 15d-15, for the period ended December 31, 2004 and that management of SoftBrands will evaluate its disclosure controls and procedures as required by these rules for all future filings.

We trust this is responsive to your concern.  Should you have any further questions or concerns, please contact me at 612-851-1927 or our counsel, Thomas Martin, at 612-340-8706.

Very truly yours,

/s/ David G. Latzke
David G. Latzke, Senior Vice President, Chief Financial Officer and Secretary